EXHIBIT 99.1

15 May 2019
National Grid plc (‘National Grid’)
Board Appointment and Committee Changes

National Grid is pleased to announce the appointment of Jonathan Silver as a Non-executive Director of the Board with effect from 16 May 2019. On appointment, Jonathan joins the Finance Committee, Remuneration Committee and Nominations Committee of National Grid plc.

Jonathan began his career at McKinsey & Company, inc. moving on to be Managing Director and co-founder of Core Capital Partners, a leading US venture firm, specialising in early stage ventures. He was also Chief Operating Officer of Tiger Management Corp, one of the US’s largest and most successful hedge funds.

US based, Jonathan is currently the Managing Partner of Tax Equity Advisors LLC, an advisory firm that has invested over $400 million in solar power projects on behalf of its Fortune 500 client base. He is a member of the board of Plug Power, a Nasdaq Company and leading US manufacturer of hydrogen fuel cells, and a member of the board of Intellihot Inc. a leading player in tankless water heating.

Jonathan has a strong background in government and has been recognised as one of the United States “Top 10 Green Tech Influencers”, having worked in the US Department of Energy during the first Obama Administration, where he led the federal government’s $40 billion clean energy investment fund. He also led a $20 billion fund focused on electric vehicles. Jonathan also served as a senior policy advisor to the U.S. Cabinet Secretaries of Commerce and Interior during the Clinton Administration.

Further to Jonathan’s appointment, the Board has reviewed the current composition of Board Committees and in accordance with the UKLA Listing Rule 9.6.11, National Grid announces that with immediate effect, Amanda Mesler has been appointed as a member of the Safety, Environment and Health Committee and will no longer serve as a member of the Finance Committee.

Sir Peter Gershon, Chairman of National Grid, said:

“The Board is delighted to appoint Jonathan as an independent Non-executive Director. Jonathan’s strong background in finance and government policy and his long career at the intersection of policy, technology, finance, and energy will bring very positive insight to the Board’s policy discussions and to its interaction with management.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS
National Grid:
Investors:

Will Jackson    +44 (0) 207 004 3166
Media
Sean Kemp    +44 (0) 207 004 3149